Unit 2901, 29F, Tower C Beijing Yintai Centre No. 2 Jianguomenwai Avenue Chaoyang District, Beijing 100022 People’s Republic of China Phone: 86-10-6529-8300 Fax: 86-10-6529-8399 Website: www.wsgr.com	中国北京市朝阳区建国门外大街2号 银泰中心写字楼C座29层2901室 邮政编码: 100022 电话: 86-10-6529-8300 传真: 86-10-6529-8399 网站: www.wsgr.com

Via EDAGR

September 20, 2024

Mr. Abe Friedman

Ms. Theresa Brillant

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	Bright Scholar Education Holdings Limited

Response to the Staff’s Comments on the Annual Report on Form 20-F for the fiscal year ended August 31, 2023 (File No. 001-38077)

Dear Mr. Friedman and Ms. Brillant,

On behalf of our client, Bright Scholar Education Holdings Limited, a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated August 19, 2024 on the Company’s Form 20-F for the fiscal year ended August 31, 2023 filed on January 2, 2024 (the “2023 Form 20-F”).

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. Capitalized terms used but not otherwise defined herein have the meanings set forth in the 2023 Form 20-F.

Form 20-F for Fiscal Year Ended August 31, 2023

Introduction, page ii

1.	We note your disclosure that Bright Scholar Holdings, your Cayman Islands holding company, "does not have any substantive operations." Please revise to explicitly clarify that you are not a Chinese operating company but a Cayman Islands holding company. Additionally, we note that you "conduct [y]our business operations through both [y]our consolidated subsidiaries and the VIEs based on certain contractual arrangements." Please revise to state that that this structure involves unique risks to investors. If true, disclose that these contracts have not been tested in court. Additionally, please revise to acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change including that it could cause the value of your securities to significantly decline or become worthless.

RESPONSE: In response to the Staff’s comment, the Company undertakes to revise the relevant disclosure in its future Form 20-F filings as follows (with underlines showing the changes against the disclosure in the 2023 Form 20-F), subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed.

Wilson Sonsini Goodrich & Rosati, Professional Corporation

威尔逊 ● 桑西尼 ● 古奇 ● 罗沙迪律师事务所

austin     beijing    boston    BOULDER    brussels    hong kong   london    los angeles   new york    palo alto
SALT LAKE CITY   san diego    san francisco    seattle    shanghai    washington, dc    wilmington, de

“INTRODUCTION

…

Bright Scholar Holdings is not a Chinese operating company but a Cayman Islands holding company with no equity ownership in the VIEs. Bright Scholar Holdings has contractual arrangements with~~, our ultimate Cayman Islands holding company, does not have any substantive operations other than indirectly controlling~~ the VIEs, which control~~s~~ and hold~~s~~ our domestic kindergartens and complementary services, ~~through certain contractual arrangements,~~ and indirectly ~~holding~~holds Bright Scholar (UK) Holdings Limited, through which we operate our overseas schools. Investors in the ADSs are purchasing equity securities of our ultimate Cayman Islands holding company rather than purchasing equity securities of the VIEs. We conduct our business operations through both our consolidated subsidiaries and the VIEs based on certain contractual arrangements. We, together with the VIEs, are subject to PRC laws relating to, among others, restrictions over foreign investments in education services set out in the Negative List (2021 Version) promulgated by the Ministry of Commerce (“MOFCOM”), and the National Development and Reform Commission (“NDRC”). The VIE structure is used to replicate foreign investment in China-based companies and provide investors with exposure to foreign investment in China-based companies where the PRC law prohibits direct foreign investment in the operating companies. Neither we nor our subsidiaries own any share in the VIEs, and investors may never hold equity interests in the Chinese operating companies. Instead, as a result of our direct ownership in Zhuhai Bright Scholar and the contractual agreements with the VIEs, we are regarded as the primary beneficiary of the VIEs. Because of our corporate structure, we are subject to risks due to uncertainty of the interpretation and the application of the PRC laws and regulations, including but not limited to limitation on control of domestic kindergarten and complementary services through variable interest vehicle, and foreign ownership of internet technology companies, and regulatory review of oversea listing of PRC companies through a special purpose vehicle, and the validity and enforcement of the contractual agreements. We are also subject to the risks of uncertainty about any future actions of the PRC government in this regard. Our contractual agreements may not be effective in providing control over the VIEs. We may also subject to sanctions imposed by PRC regulatory agencies including Chinese Securities Regulatory Commission if we fail to comply with their rules and regulations. Investors in the ADSs are not purchasing equity securities of the VIEs, but instead, are purchasing equity securities of our ultimate Cayman Islands holding company. Because of our corporate structure, we are subject to risks due to uncertainty of the interpretation and the application of the PRC laws and regulations, including but not limited to limitation on foreign ownership of private education entities, and regulatory review of oversea listing and offering of securities of PRC companies through a special purpose vehicle, and the validity and enforcement of the contractual agreements. We are also subject to the risks of uncertainty about any future actions of the PRC government in this regard. Our contractual agreements may not be effective in providing control over the VIEs. We may also subject to sanctions imposed by PRC regulatory agencies including Chinese Securities Regulatory Commission if we fail to comply with their rules and regulations.

…

Our corporate structure is subject to unique risks associated with the VIE structure. The contractual arrangements with the VIEs have not been tested in court. If the PRC government deems that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties if our contractual arrangements are deemed to violate PRC regulatory restrictions as a result. The PRC regulatory authorities could disallow our holding company structure which could lead to a material change in our operations and/or a material change in the value of our ADSs and could cause the value of our ADSs to significantly decline or become worthless. Our holding company, our PRC subsidiaries, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the historical contractual arrangements with the VIEs and, consequently, may affect the historical financial performance of the VIEs and our company as a whole.”

The Company also undertakes to revise the relevant disclosure in its future Form 20-F filings per the blacklines shown below (with additions in underline), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

“ITEM 4. INFORMATION ON THE COMPANY

…

B. Business Overview

We are a global premier education service company, which primarily provides quality international education service to global students and equip them with the critical academic foundation and skillsets necessary to succeed in the pursuit of higher education. As part of our global expansion plan, we have been actively exploring mergers and acquisition opportunities abroad to expand our global school network, targeting quality private education providers and reputable schools in our targeted overseas countries and jurisdictions. As of the date of this annual report, we have eight overseas school located in the United Kingdom and the United States. During the 2023 school year, we had an average of 3,827 students enrolled at our schools for our continuing operations. Bright Scholar Holdings is not a Chinese operating company but a Cayman Islands holding company with no equity ownership in the VIEs. Bright Scholar Holdings has contractual arrangements with~~, our ultimate Cayman Islands holding company, does not have any substantive operations other than indirectly controlling~~ the VIEs, which control~~s~~ and hold~~s~~ our domestic kindergartens and complementary services, ~~through certain contractual arrangements,~~ and indirectly ~~holding~~holds Bright Scholar (UK) Holdings Limited, through which we operate our overseas schools.”

2.	Please clearly disclose the location of your auditor’s headquarters.

RESPONSE: In response to the Staff’s comment, the Company undertakes to revise the relevant disclosure in its future Form 20-F filings as follows (with underlines showing the changes against the disclosure in the 2023 Form 20-F), subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed.

“INTRODUCTION

…

We are subject to a number of prohibitions, restrictions and potential delisting risk under the Holding Foreign Companies Accountable Act (the “HFCAA”). Pursuant to the HFCAA and related regulations, if we have filed an audit report issued by a registered public accounting firm that the Public Company Accounting Oversight Board (the “PCAOB”) has determined that it is unable to inspect and investigate completely, the SEC will identify us as a “Commission-identified Issuer,” and the trading of our securities on any U.S. national securities exchange, as well as any over-the-counter trading in the United States, will be prohibited if we are identified as a Commission-identified Issuer for two consecutive years. In August 2022, the PCAOB, the China Securities Regulatory Commission (the “CSRC”) and the Ministry of Finance of the PRC signed a Statement of Protocol (the “Statement of Protocol”), which establishes a specific and accountable framework for the PCAOB to conduct inspections and investigations of PCAOB-governed accounting firms in mainland China and Hong Kong. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and is making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed. Our financial statements contained in this annual report on Form 20-F have been audited by Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm headquartered in mainland China. As of the date of this annual report, we are not and do not expect to be identified by the SEC as a “Commission-identified Issuer” under the HFCAA. However, if~~If~~ the PCAOB is unable to inspect and investigate completely registered public accounting firms located in China and we fail to retain another registered public accounting firm that the PCAOB is able to inspect and investigate completely in 2023 and beyond, or if we otherwise fail to meet the PCAOB’s requirements, the ADSs will be delisted from the New York Stock Exchange, and our shares and ADSs will not be permitted for trading over the counter in the United States under the HFCAA and related regulations. For details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs will be delisted and prohibited from trading in the over-the-counter market under the Holding Foreign Companies Accountable Act, if the PCAOB is unable to inspect or investigate completely auditors located in China for two consecutive years. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

The Company also undertakes to revise the relevant disclosure in its future Form 20-F filings per the blacklines shown below (with additions in underline), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

“ITEM 3. KEY INFORMATION

…

D. Risk Factors

…

Risks Related to Doing Business in China

…

If the PCAOB is unable to inspect or investigate completely auditors located in China for two consecutive years, our ADSs will be delisted and prohibited from trading in the over-the-counter market under the Holding Foreign Companies Accountable Act (“HFCAA”). The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. Our financial statements contained in this annual report on Form 20-F have been audited by Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm headquartered in mainland China. As of the date of this annual report, we are not and do not expect to be identified by the SEC as a “Commission-identified Issuer” under the HFCAA. However, if~~If~~ the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years under such circumstances. If our shares and the ADSs are prohibited from trading in the United States, there is no assurance that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase the ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of the ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition and prospects.”

3.	We note your disclosure that “’we,’ ‘us,’ ‘our,’ and ‘our company’ refers to Bright Scholar Education Holdings Limited, its subsidiaries and its VIEs.” Please refrain from using terms such as “we” or “our” when describing activities or functions of a VIE. Make conforming updates on pages iii, 27, 28, and 53 where you say “our” VIE.

RESPONSE: In response to the Staff’s comment, the Company undertakes to refrain from using terms such as “we” or “our” when describing activities or functions of the VIEs and implying that the historical contractual agreements were equivalent to equity ownership in the VIEs in its future Form 20-F filings. The Company also undertakes to revise the relevant disclosure in its future Form 20-F filings as follows (with underlines showing the changes against the disclosure in the 2023 Form 20-F), subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed.

“INTRODUCTION

…

●	“we,” “us,” “our,” and “our company” refers to Bright Scholar Education Holdings Limited~~,~~ and its subsidiaries ~~and its VIEs~~; and

…

Bright Scholar Holdings is not a Chinese operating company but a Cayman Islands holding company with no equity ownership in the VIEs. Bright Scholar Holdings has contractual arrangements with~~, our ultimate Cayman Islands holding company, does not have any substantive operations other than indirectly controlling~~ the VIEs, which control~~s~~ and hold~~s~~ our domestic kindergartens and complementary services, ~~through certain contractual arrangements,~~ and indirectly ~~holding~~holds Bright Scholar (UK) Holdings Limited, through which we operate our overseas schools. Investors in the ADSs are purchasing equity securities of our ultimate Cayman Islands holding company rather than purchasing equity securities of the VIEs. We conduct our business operations through both our consolidated subsidiaries and the VIEs based on certain contractual arrangements. We, together with the VIEs, are subject to PRC laws relating to, among others, restrictions over foreign investments in education services set out in the Negative List (2021 Version) promulgated by the Ministry of Commerce (“MOFCOM”), and the National Development and Reform Commission (“NDRC”). The~~Our~~ VIE structure is used to replicate foreign investment in China-based companies and provide investors with exposure to foreign investment in China-based companies where the PRC law prohibits direct foreign investment in the operating companies. Neither we nor our subsidiaries own any share in the VIEs, and investors may never hold equity interests in the Chinese operating companies. Instead, as a result of our direct ownership in Zhuhai Bright Scholar and the contractual agreements with the VIEs, we are regarded as the primary beneficiary of the VIEs. Because of our corporate structure, we are subject to risks due to uncertainty of the interpretation and the application of the PRC laws and regulations, including but not limited to limitation on control of domestic kindergarten and complementary services through variable interest vehicle, and foreign ownership of internet technology companies, and regulatory review of oversea listing of PRC companies through a special purpose vehicle, and the validity and enforcement of the contractual agreements. We are also subject to the risks of uncertainty about any future actions of the PRC government in this regard. Our contractual agreements may not be effective in providing control over the VIEs. We may also subject to sanctions imposed by PRC regulatory agencies including Chinese Securities Regulatory Commission if we fail to comply with their rules and regulations. Investors in the ADSs are not purchasing equity securities of the VIEs, but instead, are purchasing equity securities of our ultimate Cayman Islands holding company. Because of our corporate structure, we are subject to risks due to uncertainty of the interpretation and the application of the PRC laws and regulations, including but not limited to limitation on foreign ownership of private education entities, and regulatory review of oversea listing and offering of securities of PRC companies through a special purpose vehicle, and the validity and enforcement of the contractual agreements. We are also subject to the risks of uncertainty about any future actions of the PRC government in this regard. Our contractual agreements may not be effective in providing control over the VIEs. We may also subject to sanctions imposed by PRC regulatory agencies including Chinese Securities Regulatory Commission if we fail to comply with their rules and regulations.”

“ITEM 3. KEY INFORMATION

…

D. Risk Factors

…

Risks Related to Our Corporate Structure

…

We rely on contractual arrangements with the VIEs and their shareholders for our operations in China, which may not be as effective in providing control as direct ownership.

…

As a holding company incorporated in the Cayman Islands with no material operations, we conduct a substantial majority of our operations through our subsidiaries, the VIEs, and their subsidiaries in China. We control and receive the economic benefits of the~~our~~ VIEs and its subsidiaries’ business operations through certain contractual arrangements. Our ADSs listed on the New York Stock Exchange represents shares of our offshore holding company instead of shares of the VIEs or their subsidiaries in China. We may not be able to continue to satisfy the applicable requirements and rules with respect to this structure. If we are unable to satisfy the New York Stock Exchange criteria for maintaining our listing, our securities could be subject to delisting.

If the PRC government determines that the contractual arrangements constituting part of the~~our~~ VIE structure do not comply with PRC regulations, or if regulations change or are interpreted differently in the future, we may be unable to exercise our contractual rights over the assets of the VIEs, and the ADSs or ordinary shares may decline in value or become worthless.

…

The PRC government has adopted a series of regulatory actions and issued statements to regulate business operations in China, including those related to VIEs and private schools, which may challenge the validity of our contractual arrangements. In the event that the PRC government determines that the contractual arrangements constituting part of the~~our~~ VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, we may be unable to assert our contractual rights over the assets of the VIEs, and the ADSs or ordinary shares may decline in value or become worthless.”

“ITEM 4. INFORMATION ON THE COMPANY

A. History and development of the company

…

If we are unable to maintain effective control over the VIEs, we will not be able to continue to consolidate the financial results of the VIEs into our financial results. We concluded that we have lost control over the private schools among the Affected Entities since August 31, 2021 based on the relevant accounting standard in accordance with U.S. GAAP due to the Implementation Rules that became effective on September 1, 2021. However, in June 2023, the related staff had transferred out from the services center in our headquarters, and we ceased to provide such free services. The revenue contribution of our continuing operations accounted for 43.9% of our total revenues in the 2020 fiscal year and 37.8% in the 2021 fiscal year. Further, as a holding company, our ability to generate profits, pay dividend and other cash distributions to our shareholders depends principally on our ability to receive dividends and other distributions from our PRC subsidiaries. We, through our PRC subsidiary, Zhuhai Bright Scholar, have entered into an exclusive management services and business cooperation agreement with each of the VIEs, pursuant to which we provide service to the~~our~~ VIEs in exchange for the payment of service fees. The services fees we are entitled to collect under the agreement are calculated as the balance of general income less any costs, taxes and other reserved fees stipulated by laws and regulations. In practice, we evaluate on a case-by-case basis the performance and future plans of individual entities before determining the amount we collect from each entity. We do not have unfettered access to the revenues from our PRC subsidiaries or affiliated entities due to the significant PRC legal restrictions on the payment of dividends by PRC companies, foreign exchange control restrictions, and the restrictions on foreign investment, among others. For example, under the applicable requirements of PRC law, our PRC subsidiaries may only distribute dividends after they have made allowances to fund certain statutory reserves. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our subsidiaries and affiliated entities in China are subject to restrictions on making dividends and other payments to us.””

4.	We note your disclosure that "China" or "PRC" excludes "Taiwan and the special administrative regions of Hong Kong and Macau." Please revise to clarify that the legal and operational risks associated with operating in China also apply to operations in Hong Kong. This disclosure may appear in the definition itself or in an appropriate discussion of legal and operational risks.

RESPONSE: In response to the Staff’s comment, the Company undertakes to revise the relevant disclosure in its future Form 20-F filings as follows (with underlines showing the changes against the disclosure in the 2023 Form 20-F), subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed.

“INTRODUCTION

…

●	“China” or “PRC” refers to the People’s Republic of China, and only in the context of describing the PRC laws, rules, regulations, regulatory authorities, and any PRC entities or citizens under such rules, laws and regulations and other legal or tax matters in this annual report, excludes~~excluding, for the purpose of this annual report only,~~ Taiwan and the special administrative regions of Hong Kong and Macau. The operational risks associated with being based in and having operations in mainland China also apply to operations in Hong Kong. While entities and businesses in Hong Kong operate under different sets of laws from mainland China, the legal risks associated with being based in and having operations in mainland China could apply to our operations in Hong Kong, if the laws applicable to mainland China become applicable to entities and businesses in Hong Kong in the future;”

5.	Please discuss the applicable laws and regulations in Hong Kong, as well as the related risks and consequences. As examples only, please discuss (i) the enforceability of civil liabilities in Hong Kong, (ii) China’s Enterprise Tax Law, (iii) how regulatory actions related to data security or anti-monopoly concerns in Hong Kong have or may impact the company’s ability to conduct its business, accept foreign investment or list on a U.S./foreign exchange. Please also include risk factor disclosure explaining whether there are laws/regulations in Hong Kong that result in oversight over data security, how this oversight impacts the company’s business, and to what extent the company believes that it is compliant with the regulations or policies that have been issued.

RESPONSE: The Company respectfully advises the Staff that it does not have material operations in Hong Kong. In light of this, the Company believes that laws and regulations in Hong Kong, including the regulatory actions related to data security or anti-monopoly concerns and regulations that may result in oversight over data security, do not have a material impact on its ability to conduct business, accept foreign investment, or list on a United States or foreign stock exchange. To the extent that the Company has material operations in Hong Kong in the future, the Company will provide additional disclosures regarding the applicable laws and regulations in Hong Kong as well as the related risks and consequences, as appropriate.

In response to the Staff’s comment, the Company undertakes to revise the relevant disclosure in its future Form 20-F filings as follows (with underlines showing the changes against the disclosure in the 2023 Form 20-F), subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed.

“INTRODUCTION

…

As of the date of this annual report, laws and regulations in Hong Kong, including regulatory actions related to data security or anti-monopoly concerns in Hong Kong, do not have a material impact on our ability to conduct business, accept foreign investment, or list on a United States or foreign stock exchange.”

6.	Disclose clearly here, as you do on page 74, that the company uses a structure that involves a VIE based in China and what that entails, and provide early in the Introduction section a diagram of the company’s corporate structure, identifying the person or entity that owns the equity in each depicted entity. Describe all contracts and arrangements through which you claim to have economic rights and exercise control that results in consolidation of the VIE’s operations and financial results into your financial statements. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits. Please ensure that the diagram uses dashed lines without arrows to denote relationships with the VIEs, and revise the diagram on page 74 accordingly.

RESPONSE: In response to the Staff’s comment, the Company undertakes to revise the diagram of the Company’s corporate structure disclosed in “Item 4. Information of the Company—C. Organizational Structure” of the 2023 Form 20-F on page 74 as below and replicate such diagram to the Introduction section in its future Form 20-F filings to illustrate the Company’s corporate structure and the entity that owns the equity in each depicted entity.

Excellence Education Investment Limited(1)
Ultimate Wise Group Limited(1)
Sure Brilliant Global Limited(2)
Public Shareholders
61.17%(1)
13.02%(1)
4.21%(1)
21.6%
Bright Scholar Holdings (Cayman Islands)
100%
100%
100%
Bright Scholar (Enlightenment) Investment Holdings Limited
Bright Talent Holdings Limited (Cayman Islands)
Impetus Investment Limited (Cayman Islands)
100%
FGE Holdings Limited(BVI)
70%(3)
Bright Can-Achieve Limited (Hong Kong)
100%
Time Education China Holding Limited (Hong Kong)
100%
Bright Scholar (UK) Holdings Limited
100%
CATS Colleges Holdings Limited
100%
Other overseas schools
Meirong Yang
Wenjie Yang
95.0%
5.0%
100%
100%
100%
100%
Time Elan Education Technology Co., Ltd
Guangdong Bright Scholar Education Technology Co., Ltd
Shenzhen Qianhai Xingkeyucai Trading Co., Ltd
Zhuhai Hengqin Bright Scholar Management Consulting Co., Ltd
Foshan Meiliang Education Technology Co., Ltd
Foshan Shangtai Education Technology Co., Ltd
Foshan Renliang Education Technology Co., Ltd
Foshan Yongliang Education Technology Co., Ltd
Foshan Zhiliang Education Technology Co., Ltd
Beijing Boteng Consulting Co., Ltd
Our Domestic Kindergartens
Part of Our Complementary Service
Equity interest
Sponsorship interest(4)
Contractual arrangement

With respect to the Staff’s request for disclosure regarding the rights and challenges of the Cayman Islands holding company in its enforcement of contractual agreements, the Company respectfully advises the Staff that the Company’s contractual arrangements are made among Zhuhai Bright Scholar, the Company’s wholly-owned subsidiary in China, and Foshan Meiliang Education Technology Co., Ltd., Foshan Shangtai Education Technology Co., Ltd., Foshan Renliang Education Technology Co., Ltd., Foshan Yongliang Education Technology Co., Ltd., Foshan Zhiliang Education Technology Co., Ltd., and Beijing Boteng Consulting Co., Ltd. and subsidiaries and schools they hold respectively. The Cayman Islands holding company itself is not a party to the contractual arrangements.

The Company further undertakes to add a summary of Company’s existing description of contractual arrangements with the VIEs and the uncertainties related to these contracts and the enforcement of these contracts in its future Form 20-F filings as follows, subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed.

“INTRODUCTION

…

Our Contractual Arrangements

Foreign ownership in education services is subject to significant regulations in China. The PRC government regulates the provision of education services through strict licensing requirements. In particular, PRC laws and regulations currently prohibit foreign ownership of companies and institutions providing compulsory education services at primary and middle school levels, and restrict foreign investment in education services at the kindergarten and high school level. We are a company incorporated in the Cayman Islands. Our PRC subsidiary, Zhuhai Bright Scholar, is a wholly foreign-owned enterprise and currently ineligible to apply for and hold licenses to operate, or otherwise own equity interests in our schools. Due to these restrictions, we, through our PRC subsidiary, Zhuhai Bright Scholar, have entered into a series of contractual arrangements with (1) the VIEs, and (2) the shareholders of the VIEs, i.e., Ms. Meirong Yang and Mr. Wenjie Yang.

On May 14, 2021, the State Council promulgated the Implementation Rules, which became effective on September 1, 2021 and further stipulate the operation and management of private schools and the capital operation of private education. Pursuant to the Implementation Rules, (1) foreign-invested enterprises established in China and social organizations whose actual controllers are foreign parties shall not sponsor, participate in or actually control private schools that provide compulsory education, (2) social organizations or individuals shall not control any private school that provides compulsory education or any non-profit private school that provides pre-school education by means of merger, acquisition, contractual arrangements, etc., and (3) private schools providing compulsory education shall not conduct any transaction with any related party. As a result of the foregoing, in August 2021, shareholder of BGY Education Investment established a few new entities, including, Foshan Meiliang Education Technology Co., Ltd., Foshan Shangtai Education Technology Co., Ltd., Foshan Renliang Education Technology Co., Ltd., Foshan Yongliang Education Technology Co., Ltd., Foshan Zhiliang Education Technology Co., Ltd. and Beijing Boteng Consulting Co., Ltd. On August 13, 2021, Foshan Meiliang Education Technology Co., Ltd., Foshan Shangtai Education Technology Co., Ltd., Foshan Renliang Education Technology Co., Ltd., Foshan Yongliang Education Technology Co., Ltd., Foshan Zhiliang Education Technology Co., Ltd. and Beijing Boteng Consulting Co., Ltd. entered a series of supplementary agreements, which enabled them to join the 2017 contractual arrangements and share the same rights and obligations, if applicable, of BGY Education Investment.

The following is a summary of the material provisions of these contractual arrangements with the VIEs, respectively, and their respective shareholders. We may not amend or terminate these agreements unless authorized by a majority vote of our board of directors.

Call Option Agreements. Pursuant to the call option agreements between Zhuhai Bright Scholar, Ms. Meirong Yang and Mr. Wenjie Yang, and the VIEs, Ms. Meirong Yang and Mr. Wenjie Yang unconditionally and irrevocably granted Zhuhai Bright Scholar or its designee an exclusive option to purchase, to the extent permitted under PRC laws and regulations, all or part of the equity interest in the VIEs at nil consideration or the lowest consideration permitted by PRC laws and regulations under the circumstances where Zhuhai Bright Scholar or its designee is permitted under PRC laws and regulations to own all or part of the equity interests of the VIEs or where we otherwise deem it necessary or appropriate to exercise the option. Zhuhai Bright Scholar has the sole discretion to decide when to exercise the option, and whether to exercise the option in part or in full. Without Zhuhai Bright Scholar’s written consent, Ms. Meirong Yang and Mr. Wenjie Yang may not sell, transfer, pledge or otherwise dispose of or create any encumbrance on any of the VIEs’ assets or equity interests. Without obtaining Zhuhai Bright Scholar’s written consent, Ms. Meirong Yang and Mr. Wenjie Yang may not enter into any material contracts, incur any indebtedness, or alter the business scope of the VIEs. The key factor for us to decide whether to exercise the option is whether the current regulatory restrictions on foreign investment in the education services business will be removed in the future, the likelihood of which we are not in a position to know or comment on.

Power of Attorney. In January 2017 and August 2021, respectively, Ms. Meirong Yang and Mr. Wenjie Yang each executed irrevocable powers of attorney, appointing Zhuhai Bright Scholar, or any person designated by Zhuhai Bright Scholar, as his/her attorney-in-fact to (1) call and attend shareholders meeting of the VIEs and execute relevant shareholders resolutions, (2) exercise on his/her behalf all his/her rights as a shareholder of the VIEs, including those rights under PRC laws and regulations and the articles of association of the VIEs, such as voting, appointing, replacing or removing directors, (3) submit all documents as required by government authorities on behalf of the VIEs, (4) assign Ms. Meirong Yang’s and Mr. Wenjie Yang’s shareholding rights to Zhuhai Bright Scholar, including the rights to receive dividends, dispose of equity interest and enjoy the rights and interests during and after liquidation, (5) review the resolutions, books and accounts of the VIEs, and (6) exercise any other rights and benefits associated with shareholding that Ms. Meirong Yang or Mr. Wenjie Yang receive from the VIEs.

Exclusive Management Services and Business Cooperation Agreement. Pursuant to the exclusive management services and business cooperation agreement among Zhuhai Bright Scholar, the VIEs, Ms. Meirong Yang and Mr. Wenjie Yang, as the shareholders of the VIEs, entered into in January 2017, Zhuhai Bright Scholar has the exclusive right to provide comprehensive technical and business support services to the VIEs. Such services include conducting market research, offering strategic business advice and providing information technology services, advice on mergers and acquisitions, human resources management services, intellectual property licensing services, support for teaching activities and other services that the parties may mutually agree. Without the prior consent of Zhuhai Bright Scholar, none of the VIEs may accept such services from any third party. Zhuhai Bright Scholar owns the exclusive intellectual property rights created as a result of the performance of this agreement. The VIEs agree to pay Zhuhai Bright Scholar service fees in an amount solely decided by Zhuhai Bright Scholar, but not to exceed the paying school’s total revenues deducted by costs, taxes, mandatory reserve fund and other expenses. At the sole discretion of Zhuhai Bright Scholar, the calculation of the service fees should be determined based on the complexity of the services provided, the time and resources committed by Zhuhai Bright Scholar, the commercial value of the services, the market reference price and the operating condition of the paying school. As part of the exclusive management services and business cooperation agreement, Ms. Meirong Yang, Mr. Wenjie Yang and the VIEs agree that they will not take any action, such as incurring indebtedness, disposing of material assets, materially changing the scope or nature of the business of the VIEs, or disposing of their equity interests in the VIEs, without the written consent of Zhuhai Bright Scholar. The exclusive management services and business cooperation agreement may not be terminated by Ms. Meirong Yang, Mr. Wenjie Yang or any of the VIEs without the written consent of Zhuhai Bright Scholar.

Unless terminated, the agreement shall remain in full force and effect during the term of operations of Zhuhai Bright Scholar and the VIEs.

Equity Pledge Agreements. Pursuant to the equity pledge agreement among Zhuhai Bright Scholar, Ms. Meirong Yang, Mr. Wenjie Yang and the VIEs, Ms. Meirong Yang and Mr. Wenjie Yang unconditionally and irrevocably pledged all of their respective equity interests in the VIEs to Zhuhai Bright Scholar to guarantee performance of the obligations of the VIEs under the call option agreements, power of attorneys and exclusive management services and business cooperation agreements, each as described above. Ms. Meirong Yang and Mr. Wenjie Yang each agreed that without prior written consent of Zhuhai Bright Scholar, they shall not transfer or dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests. Unless terminated, the equity pledge agreements remain in full force and effect until all of the obligations of Ms. Meirong Yang, Mr. Wenjie Yang and the VIEs under the agreements described above have been duly performed and related payments are duly paid. The pledge of equity interests in the VIEs has been effective upon the registration with the local branch of SAIC.

These contractual arrangements may not be as effective as direct equity ownership in providing us with control over the VIEs. The VIEs and their shareholders may fail to take certain actions required for our business, or to procure that newly established or acquired schools enter into the contractual arrangements in a timely manner, or to follow our instructions despite their contractual obligations to do so. If they fail to perform their obligations under their respective agreements with us, we may have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, which may not be effective. Any failure by the VIEs and the shareholders of the VIEs to perform their obligations under the contractual arrangements would have a material adverse effect on the financial position and performance of our company. For example, the contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with arbitral procedures as contractually stipulated. The commercial arbitration system in China is not as developed as some other jurisdictions, such as the United States. As a result, uncertainties in the commercial arbitration system or legal system in China could limit our ability to enforce these contractual arrangements. In addition, if the legal structure and the contractual arrangements were found to violate any existing or future PRC laws and regulations, we may be subject to fines or other legal or administrative sanctions. If the imposition of government actions causes us to lose our right to direct the activities of the VIEs or our right to receive substantially all the economic benefits and residual returns from the VIEs and we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of the VIEs. Furthermore, we are a holding company incorporated in the Cayman Islands. Interim remedies or enforcement orders granted by foreign courts in the United States and the Cayman Islands may not be recognized or enforceable in China. In the event we are unable to enforce our contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our affiliate entities, and our ability to conduct our business may be negatively affected. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure— We rely on contractual arrangements with the VIEs and their shareholders for our operations in China, which may not be as effective in providing control as direct ownership.”

7.	We note your disclosure that the Cayman Islands holding company indirectly controls the VIE’s business operations through contractual agreements between the VIE and your Wholly Foreign-Owned Enterprise (WFOE) and that those agreements are designed to provide your WFOE with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of the VIE. We also note your disclosure that the Cayman Islands holding company is the primary beneficiary of the VIE. However, neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE. Accordingly, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP. Additionally, your disclosure should clarify that you are the primary beneficiary of the VIE for accounting purposes.

RESPONSE: In response to the Staff’s comment, the Company undertakes to revise the relevant disclosure in its future Form 20-F filings as follows (with underlines showing the changes against the disclosure in the 2023 Form 20-F), subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed.

“INTRODUCTION

…

Bright Scholar Holdings, our ultimate Cayman Islands holding company, does not have any substantive operations other than indirectly controlling the VIEs, which controls and holds our domestic kindergartens and complementary services, through certain contractual arrangements, and indirectly holding Bright Scholar (UK) Holdings Limited, through which we operate our overseas schools. Investors in the ADSs are purchasing equity securities of our ultimate Cayman Islands holding company rather than purchasing equity securities of the VIEs. We conduct our business operations through both our consolidated subsidiaries and the VIEs based on certain contractual arrangements. We, together with the VIEs, are subject to PRC laws relating to, among others, restrictions over foreign investments in education services set out in the Negative List (2021 Version) promulgated by the Ministry of Commerce (“MOFCOM”), and the National Development and Reform Commission (“NDRC”). Our VIE structure is used to replicate foreign investment in China-based companies and provide investors with exposure to foreign investment in China-based companies where the PRC law prohibits direct foreign investment in the operating companies. Neither we nor our subsidiaries own any share in the VIEs, and investors may never hold equity interests in the Chinese operating companies. Instead, as a result of our direct ownership in Zhuhai Bright Scholar and the contractual agreements with the VIEs, we are regarded as the primary beneficiary of the VIEs for accounting purposes. Accordingly, we have consolidated the financial results of the VIEs in our consolidated financial statements in accordance with U.S. GAAP. Neither Bright Scholar Holdings nor its investors have had an equity ownership in, direct foreign investment in, or control, other than as defined under U.S. GAAP, through contractual arrangements with, the VIEs. The contractual arrangements are not equivalent to an equity ownership in the business of the VIEs and its subsidiaries in China. Because of our corporate structure, we are subject to risks due to uncertainty of the interpretation and the application of the PRC laws and regulations, including but not limited to limitation on control of domestic kindergarten and complementary services through variable interest vehicle, and foreign ownership of internet technology companies, and regulatory review of oversea listing of PRC companies through a special purpose vehicle, and the validity and enforcement of the contractual agreements. We are also subject to the risks of uncertainty about any future actions of the PRC government in this regard. Our contractual agreements may not be effective in providing control over the VIEs. We may also subject to sanctions imposed by PRC regulatory agencies including Chinese Securities Regulatory Commission if we fail to comply with their rules and regulations. Investors in the ADSs are not purchasing equity securities of the VIEs, but instead, are purchasing equity securities of our ultimate Cayman Islands holding company. Because of our corporate structure, we are subject to risks due to uncertainty of the interpretation and the application of the PRC laws and regulations, including but not limited to limitation on foreign ownership of private education entities, and regulatory review of oversea listing and offering of securities of PRC companies through a special purpose vehicle, and the validity and enforcement of the contractual agreements. We are also subject to the risks of uncertainty about any future actions of the PRC government in this regard. Our contractual agreements may not be effective in providing control over the VIEs. We may also subject to sanctions imposed by PRC regulatory agencies including Chinese Securities Regulatory Commission if we fail to comply with their rules and regulations.”

Permissions and Licenses Required from the PRC Authorities for Our Operations and Overseas Securities Offerings, page v

8.	Disclose each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business and to offer securities to foreign investors. Your current disclosure is not clear whether the operating permits and business licenses for your learning centers are the only approvals required. Please revise to state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. In doing so, explain how you arrived at your conclusion and the basis for your conclusion. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

RESPONSE: In response to the Staff’s comment, the Company undertakes to revise the relevant disclosure in its future Form 20-F filings as follows (with underlines showing the changes against the disclosure in the 2023 Form 20-F), subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed.

“INTRODUCTION

…

Permissions and Licenses Required from the PRC Authorities for Our Operations and Overseas Securities Offerings

…

We, through our WFOE and the affiliated entities, conduct certain of our operations in China. We and the affiliated entities are required to obtain certain licenses, permits from or filing with relevant governmental authorities in China in order to operate our business and conduct overseas securities offerings and listings. Based on the opinion of our PRC legal counsel, Tian Yuan Law Firm, as of the date of this annual report, other than disclosed in “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Our learning centers may not be able to obtain or update the required educational permits and filings, which may subject us to fines and other penalties, including the suspension of operations in noncompliant learning centers and confiscation of profits derived from non-compliant operations,” and “—If we lose the permits or licenses required to provide our education or complementary education services or operate our schools or if we fail to obtain the accreditations, permits or licenses for our new schools or complementary education services, our business could be materially and adversely affected,” we, our PRC subsidiaries, the VIEs and our affiliated entities in China have obtained all requisite permissions and approvals from the PRC government authorities for our business operations in China. We have not received any requirement to obtain any other permission or approval from any PRC government authority with respect to the operation of our business, nor have we been denied or dismissed by any government authority of any application of permissions or approvals that are necessary to the operations of our business. The relevant requisite permissions and approvals primarily include private non-enterprise unit registration certificate, private school operation permits, travel agency permit, food operation permit, health evaluation report for preschool institution and publication operation permits.

Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for our existing and new operations in the future. If we, our PRC subsidiaries and the VIEs do not receive or maintain any necessary permissions or approvals from PRC authorities to operate business or offer securities, or inadvertently conclude that such permissions or approvals are not required, we cannot assure you that we will be able to obtain the necessary permissions or approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. In addition, if applicable laws, regulations or interpretations change, we may be required to obtain such permissions or approvals in the future. Any such circumstance could subject us to penalties, including fines, suspension of business and revocation of the required licenses, significantly limit or completely hinder our ability to continue to offer securities to investors, and cause the value of such securities to significantly decline or be worthless.

…

~~As of the date of this annual report, all of our learning centers in China currently in operation need to obtain and update their operating permits, business licenses required by the regulatory changes discussed above.~~ If we fail to obtain and update such permits or licenses in any event as required by relevant laws or regulations, we may be subject to fines, confiscation of profits derived from non-compliant operations or suspension of admitting students, and we may be unable to continue the operations or suspension of admitting students, at our non-complying learning centers, which could materially and adversely affect our business and results of operations. For details, see “Item 3. Key Information—D. Risk Factors-Risks Related to Our Business—Our learning centers may not be able to obtain or update the required educational permits and ~~business licenses~~filings, which may subject us to fines and other penalties, including the suspension of operations in noncompliant learning centers and confiscation of profits derived from non-compliant operations~~.~~,” and “—If we lose the permits or licenses required to provide our education or complementary education services or operate our schools or if we fail to obtain the accreditations, permits or licenses for our new schools or complementary education services, our business could be materially and adversely affected.”

Risks Related to Our Business

…

Our learning centers may not be able to obtain or update the required educational permits and ~~business licenses~~filings, which may subject us to fines and other penalties, including the suspension of operations in noncompliant learning centers and confiscation of profits derived from non-compliant operations.

According to the Amended Law, which became effective on September 1, 2017, private schools for after-school tutoring can be established as for-profit private schools at the election of the school sponsors. The Amended Law also deleted the provision stipulating that measures for administration of profit-making non-state training institutions registered with the administrative department for industry and commerce shall be separately formulated by the State Council. According to the Rules for the Implementation of Supervision and Management of For-profit Private Schools, jointly issued by the MOE, the Ministry of Human Resources and Social Security and the State Administration for Industry and Commerce, and came into force on December 30, 2016, for-profit private tutoring institutions shall be in compliance with the regulations applicable to private schools. On February 13, 2018, the General Offices of the MOE and three other ministries in China jointly issued the Notice to Launch Special Campaign towards After-school Tutoring Institutions on Practically Reducing Burdens for Primary and Middle School Students, which requires after-school tutoring institutions with satisfactory conditions to obtain school operation licenses and other permits. Further, on August 22, 2018, the State Council issued the Opinion on Supervising After-School Tutoring Institutions (the “Circular 80”), which provides detailed guidance for these after-school tutoring institutions. Pursuant to the Alleviating Burden Opinion, which was promulgated on July 24, 2021 and the Circular 80, institutions providing after-school tutoring services on academic subjects in relation to the compulsory education are required to be registered as non-profit organization and institutions providing after-school tutoring services shall obtain the private school operating permit. Council Circular 80 and the Implementation Rules further require the learning centers of a training school providing after-school tutoring services to make filings with the relevant education authorities. On August 23, 2023, the MOE promulgated the Provisional Measures on Administrative Penalties for After-school Tutoring, which provides regulatory guidelines and a legal basis of the enforcement for the local authorities overseeing service providers of after-school tutoring. On September 7, 2021, to implement the Alleviating Burden Opinion, the MOE published on its website that the MOE, together with two other government authorities, issued a circular requiring all institutions providing after-school tutoring services on academic subjects in relation to the compulsory education to complete registration as non-profit by the end of 2021, and all those institutions shall, before completing such registration, suspend enrollment of students and charging fees. For the non-academic tutoring services, the Alleviating Burden Opinion requires that local governmental authorities shall administer the non-academic after-school tutoring institutions by classifying sports, culture and art, science and technology and other non-academic subjects, formulating standards among different classification of non-academic tutoring and conducting strict examination before granting permission.

~~Therefore, we expect that the Amended Law, accompanied with its relevant implementation rules and regulations as well as other administrative actions, will bring significant changes to our compliance environment. A certain number of our entities, through which we operate our existing learning centers, may be required to obtain new licenses and permits or update their existing ones.~~

As of the date of this annual report, all of our learning centers in China currently in operation need to obtain and update their private school operation permits ~~or business licenses~~ and filings ~~required by the regulatory changes~~as discussed above. Due to the complex and evolving regulatory environment of education industry, a few of our schools and learning centers are not able to obtain or renew their private school operation permits. We cannot assure you that we have obtained and maintained all private school operation permits and filings for all of our schools and learning centers. There is also no assurance that such permits and filings will be renewed on a timely basis, or at all, or that we will be able to update the existing permits and filings. If we fail to obtain and update any such permits ~~or~~, licenses or filings in any event as required by relevant laws or regulations, we may be subject to fines, confiscation of profits derived from non-compliant operations or suspension of admitting students, and we may be unable to continue the operations at our non-complying schools and learning centers, which could materially and adversely affect our business and results of operations.

Furthermore, the Alleviating Burden Opinion further provides that administration and supervision over academic subjects tutoring institutions for students in grade ten to twelve shall be implemented by reference to the relevant provisions of the Alleviating Burden Opinion. However, it remains uncertain as to how and to what extent the administration over academic subjects tutoring institutions for students in grade ten to twelve will be implemented by reference of the Alleviating Burden Opinion. Therefore, we cannot assure you that we would not be required to take further actions, including obtaining operation permits, regarding our academic tutoring services for students in grade ten to twelve to comply with the Alleviating Burden Opinion and its implementation measures.

…

If we lose the permits or licenses required to provide our education or complementary education services or operate our schools or if we fail to obtain the accreditations, permits or licenses for our new schools or complementary education services, our business could be materially and adversely affected.

We must apply periodically to the local education bureaus, ~~and~~ civil affairs bureaus and other government authorities to obtain or renew the permits or licenses to operate our schools and ancillary services. While we believe that we will be able to obtain or renew such permits or licenses, we cannot assure you that such permits and licenses will be obtained or renewed in a timely manner, or at all, or that new conditions will not be imposed. There is also no assurance that the scope of operation designated in the permits and licenses we hold will cover all of our business operation. Moreover, there may be new rules, regulations, government interpretations or government policies in China to govern the businesses we currently operate. Such new rules, regulations, government interpretations or government policies may subject our business operations to additional license or filing requirements. If we fail to comply with applicable legal requirements, we may be subject to fines, confiscation of the gains derived from our noncompliant operations or the suspension of our noncompliant operations, which may materially and adversely affect our business and results of operations. In addition, we may develop new business lines or make changes to the operations of certain of the current business of our PRC subsidiaries or the consolidated affiliated entities, which may require us to obtain additional licenses, approvals, permits, registrations and filings. However, there can be no assurance that we are, or will be, able to successfully obtain such licenses, approvals, permits, registrations and filings in a timely manner, or at all. Any failure to obtain or renew the required permits, ~~or~~ licenses, registrations and filings, and to obtain or maintain the permits and licenses with sufficient scope of operation to operate our ~~schools~~business could give rise to administrative penalties including rectification or suspension of operations in non-complying ~~schools~~entities or confiscation of profits derived from noncompliant operations, which could materially and adversely affect our business, results of operations and financial condition.

9.	Revise to clarify whether you believe you are subject to any approvals from the CAC, as your current disclosure only states that you have not received any notice that you are a critical information infrastructure operator. In doing so, clarify whether you relied on the opinion of counsel with respect to your conclusion. In addition, you state that you were "advised by" your PRC counsel that you are subject to CSRC approvals. Revise to identify your PRC counsel and clarify whether you relied on an opinion of counsel when you say "advised by" counsel.

RESPONSE: In response to the Staff’s comment, the Company undertakes to revise the relevant disclosure in its future Form 20-F filings as follows (with underlines showing the changes against the disclosure in the 2023 Form 20-F), subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed.

“INTRODUCTION

…

Permissions and Licenses Required from the PRC Authorities for Our Operations and Overseas Securities Offerings

…

On December 28, 2021, the Cyberspace Administration of China (the “CAC”) and other twelve PRC regulatory authorities jointly revised and promulgated the Measures for Cybersecurity Review (the “Cybersecurity Review Measures”), which became effective on February 15, 2022. As of the date of this annual report, we have not received any notice that we are a critical information infrastructure operator from any government authority, nor have we received any request from the CAC, to undergo a cybersecurity review pursuant to any PRC laws or regulations. Moreover, none of us, our subsidiaries or the affiliated entities have received any notice from any PRC authority requiring us to obtain any permissions, in each case in connection with our previous issuance of securities to foreign investors. Based on the opinion of our PRC legal counsel, Tian Yuan Law Firm, we are not required to file an application for the cybersecurity review by the CAC for our previous issuance of securities to foreign investors as of the date of this annual report, because (1) we have not received any notice that we are a critical information infrastructure operator from any government authority, nor do we operate as a network platform operator engaging in relevant data processing activities which affect or may affect national security of the PRC; and (2) we are not in possession of personal information of over one million users and it is also very unlikely that it will reach such threshold in the near future.

On February 17, 2023, the CSRC, as approved by the State Council, released the Trial Measures for Administration of Overseas Securities Offerings and Listings by Domestic Enterprises and five interpretive guidelines (collectively, the “CSRC Filing Rules”), which came into effect on March 31, 2023. Under the CSRC Filing Rules, a filing-based regulatory system shall be applied to “indirect overseas offerings and listings” of PRC domestic enterprises, which refers to securities offerings and listings in an overseas market made under the name of an offshore entity but based on the underlying equity, assets, earnings or other similar rights of a domestic enterprise that operates its main business domestically. The CSRC Filing Rules state that, any post-listing follow-on offering by an issuer in the same overseas market where it has previously offered and listed securities, including issuance of shares, convertible notes and other similar securities, shall be subject to filing requirement within three business days after the completion of the offering, and if the subsequent offering is conducted in other overseas markets, it shall be filed with the CSRC within three working days after the applications for such offerings are submitted. Therefore, any of our future offering and listing of our securities in an overseas market shall be subject to the filing requirements under the CSRC Filing Rules. In addition, as advised by our PRC legal counsel, Tian Yuan Law Firm, we are required to submit a report to CSRC after the occurrence and public disclosure of the following material events: (1) change of control; (2) investigations or sanctions imposed by overseas securities regulatory agencies or other relevant competent authorities; (3) change of listing status or transfer of listing segment and (4) voluntary or mandatory delisting. With respect to our ability to offer securities to investors, based on the opinion of our PRC legal counsel, Tian Yuan Law Firm, pursuant to the CSRC Filing Rules, under the PRC laws, regulations and regulatory rules currently in effect, as of the date of this annual report, issuers that have already been listed in an overseas market by March 31, 2023, such as us, are not required to make any immediate filing with CSRC, however, such issuers will be required to complete certain filing procedures with the CSRC in connection with future securities offerings and listings outside of mainland China, including follow-on offerings, issuance of convertible bonds, offshore relisting after going-private transactions, and other equivalent offering activities. If we fail to complete the filing or reporting procedures, under the CSRC Filing Rules or otherwise, for any future overseas securities offering or listing, we may face sanctions by the CSRC or other PRC regulatory authorities, which may include orders for correction, warnings and fines. Any adverse regulatory actions or sanctions could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of the ADSs. For details, see “Item 3. Key Information—D. Risk Factors-Risks Related to Doing Business in China—The filing with and reporting to the CSRC will be required in connection with our capital raising activities and occurrences of other specific events, and we cannot assure you that we or the affiliated entities will be able to make such filing or reporting in a timely manner or at all, in which case we may face regulatory sanctions for failure to make such filing or reporting.”

Cash Flows Through Our Organization, page vii

10.	Please revise to disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. We note your disclosure that "[f]or the fiscal years of 2021, 2022 and 2023, no dividends were declared and paid by our PRC subsidiaries to our Cayman holding company or Cayman subsidiaries." Please state whether any dividends or distributions have been made by Bright Scholar to investors to date and, to the extent applicable, quantify such amounts. Describe the tax consequences of all the transfers, dividends and distributions discussed in this section. Discuss any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and/or the consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements. Lastly, please provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

RESPONSE: In response to the Staff’s comment, the Company undertakes to revise the relevant disclosure in its future Form 20-F filings as follows (with underlines showing the changes against the disclosure in the 2023 Form 20-F), subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed.

“INTRODUCTION

…

Cash Flows Through Our Organization

We are a holding company with no business operations of our own. We conduct certain of our operations through our PRC subsidiaries and VIEs in China. As a result, our ability to pay dividends and to service any debt we may incur and pay our operating expenses may depend on dividends paid by our PRC subsidiaries. Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gains. In addition, upon payments of dividends to our shareholders, no Cayman Islands withholding tax will be imposed.

Under applicable PRC laws and regulations, our PRC subsidiaries are permitted to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiaries are required to allocate at least 10% of their accumulated profits each year, if any, to fund statutory reserves of up to 50% of the registered capital of the enterprise. Statutory reserves are not distributable as cash dividends except in the event of liquidation.

If we intend to distribute dividends, we will transfer the dividends to Time Education China Holdings Limited, or Time Education, our Hong Kong subsidiary, in accordance with the laws and regulations of the PRC, and then Time Education will transfer the dividends to Impetus Investment Limited, our Cayman Islands subsidiary, and further to Bright Scholar Holdings, the Cayman Islands holding company, and the dividends will be distributed from the Bright Scholar Holdings to all shareholders respectively in proportion to the shares they hold, regardless of whether the shareholders are U.S. investors or investors in other countries or regions. For the fiscal years of 2021, 2022 and 2023, no dividends were declared and paid by our PRC subsidiaries to our Cayman holding company or Cayman subsidiaries. We declared a cash dividend of US$0.10, US$0.12 and US$0.12 per ordinary share on September 18, 2019, July 23, 2020 and July 21, 2021, respectively. We have no current intention to pay dividends to shareholders. We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business.

Under applicable PRC laws and regulations, Bright Scholar Holdings may provide funding to our PRC subsidiaries only through capital contributions or loans, and to the VIEs only through loans, subject to the satisfaction of applicable government registration and approval requirements. Loans by Bright Scholar Holdings to our PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of the State Administration of Foreign Exchange of the PRC, or SAFE, and capital contributions to our PRC subsidiaries are subject to approval by the relevant government authorities and must also be registered with SAFE or its local counterparts. For more details, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Loans to and Direct Investment in the PRC Entities by Offshore Holding Companies.” For the 2021, 2022 and 2023 fiscal years, the subsidiaries of Bright Scholar Holdings provided interest-free loans of nil, nil and RMB82.9 million (US$11.4 million) to Bright Scholar Holdings, respectively. For the 2021, 2022 and 2023 fiscal years, the subsidiaries of Bright Scholar Holdings borrowed loans of RMB49.6 million, nil and RMB375.9 million (US$51.8 million) from Bright Scholar Holdings, respectively. The subsidiaries of Bright Scholar Holdings repaid RMB542.3 million to Bright Scholar Holdings in the 2022 fiscal year.

For the 2020 fiscal year, the subsidiaries of Bright Scholar Holdings borrowed interest-free loans of RMB278.3 million from the VIEs. The VIEs repaid RMB447.6 million to the subsidiaries of Bright Scholar Holdings in the 2021 fiscal year. The VIEs borrowed interest free loans of RMB50.6 million (US$7.0 million) from the subsidiaries of Bright Scholar Holdings in the 2023 fiscal year. For the 2021, 2022 and 2023 fiscal years, the subsidiaries of Bright Scholar Holdings provided interest-free loans of RMB107.5 million, 79.2 million and RMB8.6 million (US$1.2 million) to the VIEs, respectively. For the 2021, 2022 and 2023 fiscal years, no assets other than the above cash transactions were transferred between the subsidiaries of Bright Scholar Holdings and the VIEs. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For PRC and United States federal income tax considerations of an investment in our ADSs, see “Item 10. Additional Information—E. Taxation.” For more information relating to cash and asset flows through our organization, see information disclosed in “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Financial Information Related to the VIEs.”

Furthermore, cash transfers from our PRC subsidiaries to entities outside of China are subject to PRC government controls on currency conversion and approvals, filings and/or registrations with relevant government authorities. As a result, cash in mainland China may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on our PRC subsidiaries’ ability to transfer cash. Shortages in the availability of foreign currency may temporarily delay the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. There is no assurance the PRC government will not intervene in or impose restrictions on us and our subsidiaries to transfer cash. In view of the foregoing, to the extent cash in our business is held in China or by a PRC entity, such cash may not be available to fund operations or for other use outside of China. As of the date of this annual report, there are no equivalent or similar restrictions or limitations in Hong Kong on cash transfers in, or out of, our subsidiary in Hong Kong. However, if certain restrictions or limitations were to become applicable to cash transfers in and out of Hong Kong entities in the future, the funds in our subsidiary in Hong Kong may not be available to fund operations or for other use outside of Hong Kong. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.”

We currently have not maintained any cash management policies that specifically dictate how funds shall be transferred among Bright Scholar Holdings, its subsidiaries, the VIEs and investors. We will determine the payment of dividends and fund transfer based on our specific business needs in accordance with the applicable laws and regulations.

Under Cayman Islands laws, Bright Scholar Holdings is not subject to tax on income or capital gains. Upon payments of dividends to our shareholders, no Cayman Islands withholding tax will be imposed. For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid in mainland China and Hong Kong, assuming that: (1) we have taxable earnings and (2) we determine to pay a dividend in the future:

Tax calculation
Hypothetical pre-tax earnings(2)	100.0%
Tax on earnings at statutory rate of 25%(3)	(25.0)%
Net earnings available for distribution	75.0%
Withholding tax at standard rate of 10%(4)	(7.5)%
Net distribution to shareholders	67.5%

(1)	For purposes of this hypothetical example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount is assumed to equal PRC taxable income.

(2)	For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.

(3)	The PRC Enterprise Income Tax Law and its implementation rules impose a withholding income tax of 10% on dividends distributed by a foreign invested enterprise in China to its immediate holding company outside China. A lower withholding income tax rate of 5% is applied if the foreign invested enterprise’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with China, subject to a qualification review at the time of the distribution. There is no incremental tax at Hong Kong level for any dividend distribution to Bright Scholar Holdings.

(4)	If a 10% withholding income tax rate is imposed, the withholding tax will be 7.5% and the amount to be distributed as dividend at Hong Kong level and the net distribution to Bright Scholar Holdings will be 67.5%.

The table above has been prepared under the assumption that all profits of the VIEs will be distributed as fees to our PRC subsidiaries under tax neutral contractual arrangements. If, in the future, the accumulated earnings of the VIEs exceed the service fees paid to our PRC subsidiaries (or if the current and contemplated fee structure between the inter-group entities is determined to be non-substantive and disallowed by PRC tax authorities), the VIEs could make a non-deductible transfer to our PRC subsidiaries for the amounts of the stranded cash in the VIEs. This would result in such transfer being non-deductible expenses for the VIEs but still taxable income for our WFOE. Such a transfer and the related tax burdens would reduce our after-tax income to approximately 50.6% of the pre-tax income. Our management believes that there is only a remote possibility that this scenario would happen.”

“ITEM 3. KEY INFORMATION

…

D. Risk Factors

…

Risk Factor Summary

…

Risks Related to Doing Business in China

…

●	Cash transfers from our PRC subsidiaries to entities outside of mainland China are subject to PRC government controls on currency conversion and approvals, filings and/or registrations with relevant government authorities. As a result, cash in mainland China may not be available to fund operations or for other use outside of mainland China due to interventions in or the imposition of restrictions and limitations on our PRC subsidiaries’ ability to transfer cash. There is no assurance the PRC government will not intervene in or impose restrictions on us and our subsidiaries to transfer cash. Although currently there are no equivalent or similar restrictions or limitations in Hong Kong on cash transfers in, or out of, our subsidiaries in Hong Kong, if certain restrictions or limitations in mainland China were to become applicable to cash transfers in and out of Hong Kong entities in the future, the funds in our subsidiaries in Hong Kong, likewise, may not be available to fund operations or for other use outside of Hong Kong. See “Introduction—Cash Flows through Our Organization” and “—Risks Related to Doing Business in China—Restrictions on currency exchange may limit our ability to receive and use our revenues effectively”;

…

Risks Related to Doing Business in China

…

Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.

…

In light of the flood of capital outflows of China in 2016 due to the weakening Renminbi, the PRC government has imposed more restrictive foreign exchange policies and increased scrutiny of major outbound capital movement including overseas direct investment. More restrictions and substantial vetting process are put in place by SAFE to regulate cross-border transactions falling under the capital account. If any of our shareholders regulated by such policies fails to satisfy the applicable overseas direct investment filing or approval requirement timely or at all, it may be subject to penalties from the relevant PRC authorities. The PRC government may at its discretion further restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to utilize cash held in mainland China or generated by a PRC entity to fund our operations outside of mainland China or pay dividends in foreign currencies to our shareholders, including holders of the ADSs. There is no assurance the PRC government will not intervene in or impose restrictions on us, our subsidiaries, and the VIEs to transfer cash. Although currently there are no equivalent or similar restrictions or limitations in Hong Kong on cash transfers in, or out of, our subsidiary in Hong Kong (including currency conversion), if certain restrictions or limitations in mainland China were to become applicable to cash transfers in and out of Hong Kong entities (including currency conversion) in the future, the funds in our subsidiaries in Hong Kong, likewise, may not be available to meet our currency demand. See “Introduction—Cash Flows through Our Organization.”

11.	Please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated VIEs by the PRC government to transfer cash. Provide cross references to these other discussions.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff to refer to the Company’s response to comment #10 above.

12.	To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, the consolidated VIEs or investors, summarize the policies and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state that you have no such cash management policies that dictate how funds are transferred.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff to refer to the Company’s response to comment #10 above.

Risk Factor Summary, page 2

13.	In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references (title and page) to the more detailed discussion of these risks in the filing. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

RESPONSE: In response to the Staff’s comment, the Company undertakes to revise the relevant disclosure in its future Form 20-F filings as follows (with underlines showing the changes against the disclosure in the 2023 Form 20-F), subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed.

“ITEM 3. KEY INFORMATION

…

D. Risk Factors

…

Risk Factor Summary

…

Risks Related to Doing Business in China

●	PRC economic, political and social conditions, as well as changes in any government policies, laws and regulations, could adversely affect the overall economy in China or the education services market, which could harm our business. As of the date of this annual report, we have not received any inquiry or notice or any objection in connection with our previous issuance of securities to foreign investors from the CSRC, the CAC or any other PRC governmental authorities that have jurisdiction over our operations. However, given the current regulatory environment in the PRC, there remains uncertainty regarding the interpretation and enforcement of PRC laws, which can change quickly and subject to any future actions within the discretion of PRC authorities. See “—Risks Related to Doing Business in China—PRC economic, political and social conditions, as well as changes in any government policies, laws and regulations, could adversely affect the overall economy in China or the education services market, which could harm our business”, “—Risks Related to Doing Business in China—Failure to comply with governmental regulations and other legal obligations concerning data protection and cybersecurity may materially and adversely affect our business, as we routinely collect, store and use data during the conduct of our business” and “—Risks Related to Doing Business in China— The filing with and reporting to the CSRC will be required in connection with our capital raising activities and occurrences of other specific events, and we cannot assure you that we or the affiliated entities will be able to make such filing or reporting in a timely manner or at all, in which case we may face regulatory sanctions for failure to make such filing or reporting”;

●	We face risks arising from the u~~U~~ncertainties with respect to the PRC legal system ~~could have a material adverse effect on us~~. Certain rules and regulations can change quickly with little advance notice, and there may be risks and uncertainties regarding the interpretation and enforcement of PRC laws and regulations, which may affect our decisions on the policies and actions to be taken to comply with PRC laws and regulations. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could have a material adverse effect on us”;

●	The PRC government has significant oversight and discretion over the conduct of our business and may intervene with or influence our operations as the government deems appropriate to further regulatory, political and societal goals. We and the affiliated entities face various legal and operational risks and uncertainties related to being based in and having significant operations in China. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless. See “—Risk Factors—Risks Related to Doing Business in China— The PRC government has significant oversight and discretion over the conduct of our business and may intervene with or influence our operations as the government deems appropriate to further regulatory, political and societal goals”;

●	Cash transfers from our PRC subsidiaries to entities outside of mainland China are subject to PRC government controls on currency conversion and approvals, filings and/or registrations with relevant government authorities. As a result, cash in mainland China may not be available to fund operations or for other use outside of mainland China due to interventions in or the imposition of restrictions and limitations on our PRC subsidiaries’ ability to transfer cash. There is no assurance the PRC government will not intervene in or impose restrictions on us and our subsidiaries to transfer cash. Although currently there are no equivalent or similar restrictions or limitations in Hong Kong on cash transfers in, or out of, our subsidiaries in Hong Kong, if certain restrictions or limitations in mainland China were to become applicable to cash transfers in and out of Hong Kong entities in the future, the funds in our subsidiaries in Hong Kong, likewise, may not be available to fund operations or for other use outside of Hong Kong. See “Introduction—Cash Flows through Our Organization” and “—Risks Related to Doing Business in China—Restrictions on currency exchange may limit our ability to receive and use our revenues effectively”;

●	We face risks arising from the ~~any~~ increase in applicable enterprise income tax rates or the discontinuation of any preferential tax treatments currently available to us. See “—Risk Factors—Risks Related to Doing Business in China—Any increase in applicable enterprise income tax rates or the discontinuation of any preferential tax treatments currently available to us may result in significantly higher tax burden or the disgorgement of any benefits we enjoyed in the past, which could in turn materially and adversely affect our business, financial condition and results of operations”;

●	We face risks arising from the unfavorable tax consequences to us as a result of us being classified as a PRC “resident enterprise”. See “—Risk Factors—Risks Related to Doing Business in China—Under the PRC enterprise income tax law, we may be classified as a PRC “resident enterprise,” which could result in unfavorable tax consequences to us and our non-PRC shareholders”;

●	We face risks arising from the significant uncertainties under the PRC enterprise income tax law relating to the withholding tax liabilities of our PRC subsidiaries. See “—Risk Factors—Risks Related to Doing Business in China—There are significant uncertainties under the PRC enterprise income tax law relating to the withholding tax liabilities of our PRC subsidiaries, and dividends payable by our PRC subsidiaries to our offshore subsidiaries may not qualify to enjoy certain preferential treatments”;

●	We face risks arising from the significant uncertainties in the application and interpretation of the Law on the Promotion of Private Education, the Implementation Rules and their detailed implementation rules and regulations. See “—Risk Factors—Risks Related to Doing Business in China—Based on the recent development of PRC law, there is significant uncertainty about the application and interpretation of the Law on the Promotion of Private Education, the Implementation Rules and their detailed implementation rules and regulations. We may face significant limitations on our ability to engage in the private education business, acquire private schools, or receive payments from the VIEs and may otherwise be materially and adversely affected by changes in PRC laws and regulations”; and

●	We face risks arising from the uncertainties with respect to indirect transfers of the equity interests in PRC resident enterprises by their non-PRC holding companies. See “—Risk Factors—Risks Related to Doing Business in China—We face uncertainties with respect to indirect transfers of the equity interests in PRC resident enterprises by their non-PRC holding companies”.~~; and~~

~~●~~	~~restrictions on currency exchange.~~

Risk Factors

Certain judgments obtained against us by our shareholders may not be enforceable . . ., page 48

14.	We note your disclosure that "a majority of our current directors and officers are nationals and residents of countries other than the United States." To the extent one or more directors, officers or members of senior management located in the PRC/Hong Kong, please (i) state that is the case and identify the relevant individuals and (ii) include a separate “Enforceability” section addressing the challenges of bringing actions and enforcing judgments and liabilities against such individuals.

RESPONSE: In response to the Staff’s comment, the Company undertakes to revise the relevant disclosure in its future Form 20-F filings as follows (with underlines showing the changes against the disclosure in the 2023 Form 20-F), subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed.

“ITEM 3. KEY INFORMATION

…

Enforceability of Civil Liabilities

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability to take advantage of certain benefits associated with being a Cayman Islands exempted company:

●	political and economic stability;

●	an effective judicial system;

●	a favorable tax system;

●	the absence of foreign exchange control or currency restrictions; and

●	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include, but are not limited to, the following:

●	the Cayman Islands has a less exhaustive body of securities laws than the United States and these securities laws provide significantly less protection to investors; and

●	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our currently effective memorandum and articles of association do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

As a Cayman Islands company, substantially all of our assets are located outside of the United States. The majority of our current operations are conducted in the United Kingdom and China. In addition, a majority of our current directors and officers are nationals and residents of countries other than the United States. Most of the assets of these persons are located outside the United States. In particular, Mr. Hongru Zhou, the chairperson of our board of directors and chief executive officer, Ms. Shuting Zhou and Mr. Meng Rui, our directors, are nationals and residents of PRC and/or Hong Kong. As a result, it may be difficult or impossible for a shareholder to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

Cayman Islands

The Cayman Islands courts are unlikely (1) to recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws, or (2) to impose liabilities against us, in originating actions brought in the Cayman Islands, based on certain civil liability provisions of U.S. securities laws.

Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the courts of the Cayman Islands would generally recognize as a valid, final and conclusive judgment in personam obtained in the United States. This recognition would apply to judgments that require the payment of a sum of money (excluding multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) or, in certain circumstances, in personam judgments for non-monetary relief, and would give a judgment based thereon provided that (1) such courts had proper jurisdiction over the parties involved in the judgment, (2) such courts did not contravene the rules of natural justice of the Cayman Islands, (3) such judgment was not obtained by fraud, (4) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands, (5) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands, and (6) there is due compliance with the correct procedures under the laws of the Cayman Islands.

However, the Cayman Islands courts are unlikely to enforce a punitive judgment of a United States court predicated upon the liabilities provision of the federal securities laws in the United States without retrial on the merits if such judgment gives rise to obligations to make payments that may be regarded as fines, penalties or similar charges.

As a result of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or principal shareholders than compared to public shareholders of a company incorporated in the United States.

PRC

Tian Yuan Law Firm, our PRC legal counsel, has advised us that there is uncertainty as to whether the PRC courts would:

●	recognize or enforce judgments of United States courts or Cayman courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

●	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Tian Yuan Law Firm has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law. China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in China will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against us in China if they can establish sufficient connection to China for a PRC court to have jurisdiction, and meet other procedural requirements, including, among others, the plaintiff must have a direct interest in the case, and there must be a concrete claim, a factual basis and a cause for the suit. However, it will be difficult for foreign shareholders, by virtue only of holding the ordinary shares, to establish a sufficient connection to China for a PRC court to have jurisdiction as required under the PRC Civil Procedures Law.

…

D. Risk Factors

…

Risk Factor Summary

…

Risks Related to Our Ordinary Shares and ADSs

…

Certain judgments obtained against us by our shareholders may not be enforceable.

As a Cayman Islands company, substantially all of our assets are located outside of the United States. The majority of our current operations are conducted in the United Kingdom and China. In addition, a majority of our current directors and officers are nationals and residents of countries other than the United States. In particular, Mr. Hongru Zhou, the chairperson of our board of directors and chief executive officer, Ms. Shuting Zhou and Mr. Meng Rui, our directors, are nationals and residents of PRC and/or Hong Kong. Most of the assets of these persons are located outside the United States. The SEC, U.S. Department of Justice, or the DOJ, and other authorities often have substantial difficulties in bringing and enforcing actions against non-U.S. companies and non-U.S. persons, including company directors and officers, in certain emerging markets, including China. Additionally, our public shareholders may have limited rights and few practical remedies in emerging markets where we operate. Although shareholder claims are common in the United States, such as class action, claims under securities law and fraud, it’s generally more difficult or impossible to pursue as a matter of law or practicality in many emerging markets, including China. In China, there are significant legal and other obstacles for the SEC, the DOJ and other U.S. authorities to obtaining information needed for shareholder investigations or litigation. Although the competent authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, the regulatory cooperation with the securities regulatory authorities in the United States has not been efficient in the absence of a mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law which became effective in March 2020, no foreign securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to foreign securities regulators. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if an action is successfully brought, the laws of the Cayman Islands and of China may render it difficult to enforce a judgment against our assets or the assets of our directors and officers.”

Item 5. Operating and Financial Review and Prospects

Major Factors Affecting Our Results of Operations, page 82

15.	We note your disclosure here and description of your "Domestic Kindergartens and K-12 Operation Services" segment throughout your filing appears to focus on the impact to your results from your kindergartens in China, specifically student enrollment and tuition and fees. It seems that the total revenue generated from domestic kindergartens tuition would approximate just 6% of your total segment revenue. Please balance your disclosure here and throughout your filing to discuss and quantify the factors impacting your segments' results.

RESPONSE: In response to the Staff’s comment, the Company undertakes to revise the relevant disclosure in its future Form 20-F filings as follows (with underlines showing the changes against the disclosure in the 2023 Form 20-F), subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed.

“ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

…

A. Operating Results

…

Major Factors Affecting Our Results of Operations

Demand for ~~quality private kindergartens in China and~~ quality private K-12 education globally ~~overseas~~

~~We have benefited from the increasing demand for private education in China. Such demand is primarily driven by the increasing number of Chinese students who seek quality education and aspire to study abroad, which is in turn driven by an increasing number of affluent families in China, the rising recognition of the quality of higher education overseas, the emphasis placed by Chinese parents on the importance of enrollment in globally-recognized universities to improve their children’s career prospects, and various economic and political factors.~~ Our performance depends largely on the demand for quality private K-12 education services globally and in particular the overseas markets where we have operations. Demand for private K-12 education in each respective overseas market is affected by, among many other factors, the general economic conditions and political trend, local policies and regulations on private education, and the quality of local public education. Material changes to these factors will affect our operation results.

…

Our tuition and fees

Our results of operations are affected by the level of the tuition and fees we charge ~~our students~~. We charge fees for meals and accommodations to both our students as well as students from other schools. In particular, such fees accounted for over 90% of the revenue generated from our domestic kindergartens and K-12 operation services in the 2023 fiscal year. We charge tuition and fees based on the type of school that the student is enrolled at, the location of the school and, in certain cases, the student’s grade level. We generally seek to gradually increase our tuition and fee level without compromising our student enrollment. The tuition and fees we charge are subject to approval by the competent government pricing authorities. The government pricing authorities, at both the provincial and local levels, have broad powers to regulate the private education industry in China including the tuition, room and boarding fees and other fees charged by schools. ~~The following table sets forth the average tuition and fees of our schools for our continuing operations in the school years indicated.~~

	~~2021 school year~~	~~2022 school year~~	~~2023 school year~~
	~~RMB~~	~~RMB~~	~~RMB~~	~~US$~~
~~Domestic Kindergartens~~	~~25,703~~	~~27,070~~	~~23,314~~	~~3,212~~
~~Overseas Schools(1)~~	~~203,337~~	~~227,363~~	~~249,729~~	~~34,406~~

~~(1)~~	~~For the purpose of calculating average tuition and fees of our schools, we do not take into account students at our language training institutions.~~

~~For the 2021, 2022 and 2023 school years, our average tuition and fees across all of our domestic kindergartens for our continuing operations were RMB25,703, RMB27,070 and RMB23,314 (US$3,212), respectively. Our tuition and fees charged for overseas schools take into consideration of market rates and consumption levels of the relevant countries and areas where our schools are located. For the 2021, 2022 and 2023 school years, our average tuition and fees per student for overseas schools were RMB203,337, RMB227,363 and RMB249,729 (US$34,406), respectively. The fluctuation was largely attributable to the recovery of overseas school’s operation from the pandemic.~~

~~We have more discretion in determining the tuition levels for our complementary education services. We generally raise the tuition for our complementary education services based on factors including the demand for our services, the costs of offering our services, and the tuition and fees charged by our competitors.~~”

Holding Company Structure, page 95

16.	We note that the consolidated VIEs constitute a material part of your consolidated financial statements. Please provide in tabular form a condensed consolidating schedule that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required. The schedule should present major line items, such as revenue and cost of goods/services, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. The schedule should also disaggregate the parent company, the VIEs and its consolidated subsidiaries, the WFOEs that are the primary beneficiary of the VIEs, and an aggregation of other entities that are consolidated. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading.

RESPONSE: In response to the Staff’s comment, the Company undertakes to supplement the relevant disclosure in its future Form 20-F filings as follows, subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed. The Company respectfully clarifies that, the information set out in the following tables is unaudited for reference of the Staff. The Company undertakes to disclose corresponding audited financial statements in its future Form 20-F filings. Adjustments to the consolidating schedules may be identified when audit work is performed for the Company’s year-end audit, which could result in material differences from this preliminary unaudited financial information. The Company has made rounding adjustments to the numerical figures included below, which the Company believes to be immaterial for the financial statements. Thus, numerical figures shown as totals in some tables might not be the exact arithmetic aggregations of the figures that precede them.

“ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

…

B. Liquidity and Capital Resources

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Financial Information Related to the VIEs

The following tables present the condensed consolidating schedules for Bright Scholar Holdings (the “Parent”), the WFOE and its subsidiaries, the VIEs and its subsidiaries, and our other subsidiaries for the periods and as of the dates indicated.

Condensed consolidating statements of operations information

	Year Ended August 31, 2023
	Parent	WFOE	VIE consolidated	Other subsidiaries	Intercompany Elimination	Group Consolidated
	(RMB in thousands)
Net revenues	-	39,233	455,476	1,632,382	(3,340)	2,123,751
Cost of revenues	-	(44,702)	(246,431)	(1,235,286)	-	(1,526,419)
Equity in loss of subsidiaries, VIEs and subsidiaries of VIEs	(504,028)	(130,813)	-	-	634,841	-
Net loss	(395,134)	(179,003)	(1,876)	(432,825)	622,015	(386,823)
Comprehensive loss	(257,305)	(179,003)	(1,876)	(432,879)	622,015	(249,048)

	Year Ended August 31, 2022
	Parent	WFOE	VIE consolidated	Other subsidiaries	Intercompany Elimination	Group Consolidated
	(RMB in thousands)
Net revenues	-	102,319	327,573	1,322,280	(38,207)	1,713,965
Cost of revenues	-	(56,092)	(149,160)	(1,032,054)	-	(1,237,306)
Equity in profit (loss) of subsidiaries, VIEs and subsidiaries of VIEs	(466,371)	60,274	-	-	406,097	-
Net profit (loss)	(709,340)	90,620	45,770	(282,250)	151,663	(703,537)
Comprehensive income (loss)	(843,263)	90,620	45,770	(282,167)	151,663	(837,377)

	Year Ended August 31, 2021
	Parent	WFOE	VIE consolidated	Other subsidiaries	Intercompany Elimination	Group Consolidated
	(RMB in thousands)
Net revenues	-	744,387	311,373	1,083,453	(737,433)	1,401,780
Cost of revenues	-	(101,356)	(161,488)	(917,419)	-	(1,180,263)
Equity in profit (loss) of subsidiaries, VIEs and subsidiaries of VIEs	7,386	(17,029)	-	-	9,643	-
Net profit (loss) from continuing operations	(52,805)	485,746	(30,335)	(339,242)	(598,510)	(535,146)
Loss from discontinued operations, net of tax	-	-	(238,809)	-	608,152	369,343
Net profit (loss)	(52,805)	485,746	(269,144)	(339,242)	9,642	(165,803)
Comprehensive income (loss)	(69,852)	485,746	(269,144)	(339,351)	9,642	(182,959)

Condensed consolidating balance sheets information

	As of August 31, 2023
	Parent	WFOE	VIE consolidated	Other subsidiaries	Intercompany Elimination	Group Consolidated
	(RMB in thousands)
ASSETS
Current assets
Cash and cash equivalents	2,689	125,358	139,913	269,365	-	537,325
Restricted cash	-	-	18,740	9,521	-	28,261
Accounts receivable, net	-	806	8,097	10,306	-	19,209
Amounts due from related parties, net	-	70,389	4,148	113,908	-	188,445
Other receivables, deposits and other assets, net	1,244	10,036	39,025	98,374	-	148,679
Inventories	-	14	4,334	1,132	-	5,480
Amount due from the subsidiaries of the Group	2,612,232	1,118,739	240,900	64,691	(4,036,562)	-
Total current assets	2,616,165	1,325,342	455,157	567,297	(4,036,562)	927,399
Restricted cash – non current	-	-	1,650	-	-	1,650
Property and equipment, net	-	3,815	36,799	373,611	-	414,225
Prepayments for construction contracts	-	-	950	761	-	1,711
Intangible assets, net	-	-	34,656	308,421	-	343,077
Goodwill, net	-	-	167,100	1,161,772	-	1,328,872
Long-term investments, net	-	7,872	27,676	522	-	36,070
Investments in subsidiaries, VIEs and subsidiaries of VIEs	44,937	425,397	-	10,000	(480,334)	-
Operating lease right-of-use assets – non-current	-	44,833	63,131	1,441,483	-	1,549,447
Deferred tax assets, net	-	-	-	1,810	-	1,810
Other non-current assets, net	-	469	6,151	8,629	-	15,249
Total non-current assets	44,937	482,386	338,113	3,307,009	(480,334)	3,692,111
TOTAL ASSETS	2,661,102	1,807,728	793,270	3,874,306	(4,516,896)	4,619,510
LIABILITIES
Current liabilities
Accounts payable	-	(6,027)	(3,638)	(95,528)	-	(105,193)
Amounts due to related parties	-	(55,338)	(255,453)	(660)	-	(311,451)
Accrued expenses and other current liabilities	(5,558)	(27,409)	(74,317)	(172,406)	-	(279,690)
Income tax payable	-	(14,363)	(23,422)	(61,582)	-	(99,367)
Contract liabilities – current	-	(783)	(111,592)	(429,308)	-	(541,683)
Refund liabilities – current	-	-	(7,606)	(9,966)	-	(17,572)
Operating lease liabilities – current	-	(1,378)	(22,365)	(101,704)	-	(125,447)
Amount due to the subsidiaries of the Group	(1,057,719)	(481,436)	(110,093)	(2448,388)	4,097,636	-
Total current liabilities	(1,063,277)	(586,734)	(608,486)	(3,319,542)	4,097,636	(1,480,403)
Deferred tax liabilities, net	-	-	(7,375)	(34,718)	-	(42,093)
Operating lease liabilities – non current	-	(47,074)	(64,013)	(1,412,155)	-	(1,523,242)
Non-current contract liabilities	-	-	(1,147)	(969)	-	(2,116)
Total non-current liabilities	-	(47,074)	(72,535)	(1,447,842)	-	(1,567,451)
TOTAL LIABILITIES	(1,063,277)	(633,808)	(681,021)	(4,767,384)	4,097,636	(3,047,854)

	As of August 31, 2022
	Parent	WFOE	VIE consolidated	Other subsidiaries	Intercompany Elimination	Group Consolidated
	(RMB in thousands)
ASSETS
Current assets
Cash and cash equivalents	88,047	4,682	142,642	429,398	-	664,769
Restricted cash	-	180,000	10,410	955	-	191,365
Accounts receivable, net	-	2,228	2,416	13,440	-	18,084
Amounts due from related parties, net	7	77,841	10,375	108,403	-	196,626
Other receivables, deposits and other assets, net	9,846	13,377	16,884	72,655	-	112,762
Inventories	-	13	5,748	1,108	-	6,869
Assets held for sale	-	-	-	11,258	-	11,258
Amount due from the subsidiaries of the Group	2,017,029	974,415	191,762	162,816	(3,346,022)	-
Total current assets	2,114,929	1,252,556	380,237	800,033	(3,346,022)	1,201,733
Restricted cash – non current	-	-	1,650	-	-	1,650
Property and equipment, net	-	40,395	46,747	306,135	-	393,277
Prepayments for construction contracts	-	-	4,025	869	-	4,894
Intangible assets, net	-	-	44,137	278,759	-	322,896
Goodwill, net	-	-	227,814	1,206,102	-	1,433,916
Long-term investments	-	8,211	30,289	1,986	-	40,486
Investments in subsidiaries, VIEs and subsidiaries of VIEs	544,953	556,209	-	10,000	(1,111,162)	-
Operating lease right-of-use assets – non-current	-	47,552	76,607	1,329,674	-	1,453,833
Deferred tax assets, net	-	-	-	85,103	-	85,103
Other non-current assets, net	-	265	6,311	8,767	-	15,343
Total non-current assets	544,953	652,632	437,580	3,227,395	(1,111,162)	3,751,398
TOTAL ASSETS	2,659,882	1,905,188	817,817	4,027,428	(4,457,184)	4,953,131
LIABILITIES
Current liabilities
Short-term borrowing	-	-	-	(149,239)	-	(149,239)
Accounts payable	-	(16,241)	(6,154)	(77,834)	-	(100,229)
Amounts due to related parties	-	(39,404)	(294,164)	(9,464)	-	(343,032)
Accrued expenses and other current liabilities	(2,105)	(58,250)	(27,790)	(174,345)	-	(262,490)
Income tax payable	-	(19,539)	(19,983)	(46,334)	-	(85,856)
Contract liabilities – current	-	(84)	(107,494)	(409,153)	-	(516,731)
Refund liabilities – current	-	-	(9,458)	(11,059)	-	(20,517)
Operating lease liabilities – current	-	(1,435)	(20,779)	(82,301)	-	(104,515)
Amount due to the subsidiaries of the Group	(987,875)	(370,352)	(87,023)	(1,919,263)	3,364,513	-
Total current liabilities	(989,980)	(505,305)	(572,845)	(2,878,992)	3,364,513	(1,582,609)
Deferred tax liabilities, net	-	-	(9,551)	(12,156)	-	(21,707)
Operating lease liabilities – non current	-	(50,021)	(72,464)	(1,316,754)	-	(1,439,239)
Non-current contract liabilities	-	-	(1,108)	(1,095)	-	(2,203)
Long-term loan	-	-	-	(633)	-	(633)
Other non-current liabilities due to related parties	-	-	(11,197)	-	-	(11,197)
Total non-current liabilities	-	(50,021)	(94,320)	(1,330,638)	-	(1,474,979)
TOTAL LIABILITIES	(989,980)	(555,326)	(667,165)	(4,209,630)	3,364,513	(3,057,588)

Condensed consolidating cash flows information

	Year Ended August 31, 2023
	Parent	WFOE	VIE consolidated	Other subsidiaries	Intercompany Elimination	Group Consolidated
	(RMB in thousands)
Net cash (used in) provided by operating activities	(12,672)	(52,166)	141,875	(54,776)	-	22,261
Net cash (used in) provided by investing activities	(142,041)	(136,105)	(68,610)	(385,294)	679,101	(52,949)
Net cash provided by (used in) financing activities	62,280	128,946	(67,664)	256,745	(679,101)	(298,794)
Effect of exchange rate changes	7,075	-	-	31,859	-	38,934
Net (decrease) increase in cash and cash equivalents	(85,358)	(59,325)	5,601	(151,466)	-	(290,548)

	Year Ended August 31, 2022
	Parent	WFOE	VIE consolidated	Other subsidiaries	Intercompany Elimination	Group Consolidated
	(RMB in thousands)
Net cash (used in) provided by operating activities	(237,359)	55,511	36,096	192,925	-	47,173
Net cash provided by (used in) investing activities	633,408	(825,814)	(54,677)	(74,970)	(514,716)	(836,769)
Net cash provided by (used in) financing activities	(1,112,413)	954,635	26,281	(281,836)	514,716	101,383
Effect of exchange rate changes	26,168	-	-	4,666	-	30,834
Net (decrease) increase in cash and cash equivalents	(690,196)	184,332	7,700	(159,215)	-	(657,379)

	Year Ended August 31, 2021
	Parent	WFOE	VIE consolidated	Other subsidiaries	Intercompany Elimination	Group Consolidated
	(RMB in thousands)
Net cash (used in) provided by operating activities	(46,304)	656,997	555,679	(467,564)	-	698,808
Net cash (used in) provided by investing activities	(167,374)	(218,416)	(2,893,644)	(853,294)	1,053,692	(3,079,036)
Net cash (used in) provided by financing activities	(180,280)	(675,823)	(42,844)	1,506,105	(1,053,692)	(446,534)
Effect of exchange rate changes	(75,432)	-	-	(6,580)	-	(82,012)
Net (decrease) increase in cash and cash equivalents	(469,390)	(237,242)	(2,380,809)	178,667	-	(2,908,774)

Item 15. Controls and Procedures, page 122

17.	We note that you concluded your disclosure controls and procedures (DCP) were effective while also concluding that your internal control over financial reporting (ICFR) was not effective as you continue to remediate material weaknesses and significant deficiencies. Please tell us how you determined that your DCP were effective in light of the material weaknesses, including how you determined that the material weaknesses in your ICFR were not one of the components of ICFR that is also included in DCP. Refer to Item 15 of Form 20-F and Section II.D of SEC Release 33-8238.

RESPONSE: The Company respectfully advises the Staff that the Company concluded that its ICFR was effective as of August 31, 2023, based on the assessment of the management. There was a clerical error in the management’s conclusion stating that the ICFR was not effective. The Company has filed an amendment No. 1 to the annual report on Form 20-F for the fiscal year ended August 31, 2023 solely for purposes of amending the disclosure set forth in Item 15 regarding management’s conclusions regarding the effectiveness of internal control over financial reporting.

As disclosed in “Changes in Internal Control over Financial Reporting” in the 2023 Form 20-F, the Company has the material weaknesses and the significant deficiencies for the year ended August 31, 2022, which have been substantially remediated by a number of remediation measures implemented during the year ended August 31, 2023. In the 2023 fiscal year, the Company and its independent registered public accountant identified no material weakness and two significant deficiencies within its ICFR and therefore concluded the ICFR was effective.

***

The Company understands and acknowledges that the Company and its management are responsible for the accuracy and adequacy of the Company’s disclosures, notwithstanding any review, comments, action, or absence of action by the Staff.

If you have any questions regarding the 2023 Form 20-F, please contact the undersigned by telephone at 86-10-6529-8308 or via e-mail at douyang@wsgr.com.

Very truly yours,

/s/ Dan Ouyang
Dan Ouyang

Enclosures

cc:	Hui Zhang, Chief Financial Officer, Bright Scholar Education Holdings Limited